Exhibit 99.1

Vermilion Energy Inc. Corrects Ex-Dividend and Record Dates for the April 16, 2018 Dividend Payment

CALGARY, March 20, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) announces a correction to the ex-dividend and record dates for the dividend payment on April 16, 2018.  The ex-dividend date will be March 28, 2018 and the record date will be March 29, 2018, rather than the previously announced dates of March 29, 2018 and March 30, 2018, respectively, due to the statutory holiday on March 30, 2018.

Vermilion previously announced a cash dividend of $0.215 CDN per share payable on April 16, 2018, which is an eligible dividend for the purposes of the Income Tax Act (Canada).

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France and the Netherlands.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Director Investor Relations, TEL: (403) 476-8431 | IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 20-MAR-18